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Exhibit 12.1

First Regional Bancorp
Ratio of Earnings to Fixed Costs

		Years Ended December 31,
	Nine Months Ended September 30, 2003
		2002	2001	2000	1999	1998
	(Dollars in Thousands except ratios)
Earnings, including interest on deposits(1)
Income before provision for income taxes	5,564	4,822	4,139	4,095	2,939	2,906
Fixed Charges	2,445	2,969	5,160	5,030	4,461	3,440

	8,009	7,791	9,299	9,125	7,400	6,346
Fixed charges(1)
Interest expensed and capitalized	2,388	2,926	5,160	5,030	4,461	3,440
Estimate of interest included in rental expense	0	0	0	0	0	0
Amortization of capitalized expenses related to indebtedness	57	43	0	0	0	0

	2,445	2,969	5,160	5,030	4,461	3,440
Ratio of earnings to fixed charges	3.2757	2.6241	1.8021	1.8141	1.6588	1.8448

$ Deficiency	n/a	n/a	n/a	n/a	n/a	n/a
Earnings, excluding interest on deposits
Income before provision for income taxes	5,564	4,822	4,139	4,095	2,939	2,906
Fixed Charges	550	434	21	15	15	3

	6,114	5,256	4,160	4,110	2,954	2,909
Fixed charges
Interest expensed and capitalized	2,388	2,926	5,160	5,030	4,461	3,440
Less interest on deposits	1,895	2,535	5,139	5,015	4,444	3,437
Estimate of interest included in rental expense	0	0	0	0	0	0
Amortization of capitalized expenses related to indebtedness	57	43	0	0	0	0

	550	434	21	15	17	3
Ratio of earnings to fixed charges	11.1164	12.1106	198.0952	274.0000	173.7647	969.6667

$ Deficiency	n/a	n/a	n/a	n/a	n/a	n/a

(1)
As defined in item 503(d) of Regulation S-K.

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First Regional Bancorp Ratio of Earnings to Fixed Costs